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Insider: Herrick.L	Issuer: TransGlobe Ener	Security: Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance	Filing date/time

Common Shares				10 - Acquisition or disposition in the public market
		604121	2010-05-14		-23600	580521	2010-05-28
							12:19:08

Common Shares				10 - Acquisition or disposition in the public market
		580521	2010-05-14		-3800	576721	2010-05-28
							12:20:04

Common Shares				10 - Acquisition or disposition in the public market
		576721	2010-05-14		-600	576121	2010-05-28
							12:20:42

Common Shares				10 - Acquisition or disposition in the public market
		576121	2010-05-14		-2000	574121	2010-05-28
							12:21:31

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